Exhibit 12.1

	2002	2001	2000	1999	1998
DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)

Loss before income taxes	$(121)	$(3,503)	$(5,236)	($5,977)	($6,737)
Loss on disposition of Bazooka Beds					2,866
Recapitalization and transaction costs					5,099

Fixed charges
Amortization of deferred financing costs	1,079	988	946	1,181	858
Interest expense	18,127	19,635	11,234	3,012	3,012

Earnings before fixed charges	19,085	17,120	16,457	13,217	13,320

Fixed charges
Amortization of deferred financing costs	1,079	988	946	1,181	858
Interest expense	18,127	19,635	11,234	3,012	3,012

Total fixed charges	19,206	20,623	21,693	19,194	12,092

Ratio of earnings to fixed charges	1.0 x	0.8x	0.8x	0.7x	1.1x